INVEST IN POCSTOCK

Global stock photo & video platform focused exclusively on people of color



pocstock.com   Newark NJ

Main Street | Black Founders | Advertising | Platform | Photography

LEAD INVESTOR

Jonathan Cherins CEO, Vector Solutions

I am huge believer in improving DE&I in all parts of my professional and investing life. I have been an early investor in POCSTOCK and am even more bullish on the growth of the company now that I have seen Steve and his team move so quickly to take advantage of this opportunity. It's rare that you can find an investment like POCSTOCK that is both good business; and one that makes the world a more equitable place. POCSTOCK has made huge inroads already with great customers and this next round of funding will enable substantial expansion of the G2M capabilities.

Invested $5,000 this round & $25,000 previously

Highlights

1. Raised $745.5k in series seed round | $450k+ in lifetime sales | 700+ registered customers
2. Customers include Google, Samsung, Comcast, Nestle, Credit Karma, Dell, Sony

2. Customers include Google, Samsung, Comcast, Nestle, Credit Karma, Dell, Sony

3. Seen in Adweek, Forbes, The Grio, Blavity, Yahoo, and on SiriusXM
4. Proprietary tech platform | 160k+ assets | 600+ registered contributors in 60+ countries
5. Uniquely positioned as a global Black-owned stock media company with enterprise scalability

Our Team



Steve Jones Founder & CEO

Award-winning entrepreneur. Responsible for growing the company globally. Working to increase market share, build the value of the brand, foster relationships, and develop innovative technologies.

Our Founders worked at marketing and advertising agencies, Fortune 500 companies, and photography industry when we discovered the challenge in finding an abundant source of quality diversity content using the leading

stock media platforms. pocstock was created to be the world's largest source of positive, high-quality, diversity images.



Tamara Fleming Co-Founder & Executive Photographer

Professional photographer. Responsible for growing our content library, and contributor network



DeSean Brown Co-Founder & Chief Relationships Officer

Ad agency executive. Responsible for attracting, retaining, and growing our customer and partner relationships



Derrick Larane Chief Operating Officer

Former owner of multi-million dollar digital agency. Responsible for overseeing all aspects of our global operations



Chad Comiteau VP, Sales

Former hedge fund manager. Current investor. Responsible for creating and managing relationships with corporate customers



Nyla Christian VP. Strategic Partnerships

Responsible for creating and managing relationships with corporate customers



Chi Iregbulem-McGrath VP, Marketing

Former Omnicom agency exec. Responsible for executing our multi-channel marketing strategies



Kim Purcell Director of Finance

Former controller. Harvard grad. Responsible for managing day-to-day operations of our finance department

The future of stock media

About stock media

If you've visited a company's website, read a blog, seen an advert or marketing brochure in the past 25 years, chances are you've seen stock photos in action. Stock photos and videos are used everywhere by companies of all sizes as lower cost and less time-intensive alternatives to shooting photos or videos themselves.

It's a $4b/yr global market, projected to grow to $7b by 2027.

The problem

For decades, within the stock media industry there has been an issue of lack of representation of various diverse groups including Black, Asian, Hispanic,

Indigenous, LGBTQIA+, and disabled people of color. In today's advertising and marketing climate, diversity-focused content featuring members of these groups is in growing demand. At the same time, consumers of color in the US who currently spend a combined $4 trillion/yr annually want to see themselves reflected correctly in the ads that are targeting them by brands who spend $290b/yr. advertising to their consumers.

The solution

pocstock was founded in November 2019 by Steve Jones (tech entrepreneur), DeSean Brown (advertising exec), and Tamara Fleming (professional photographer) with a goal of becoming the premier diversity-focused stock media platform that provides companies with positive images featuring people of color. As marketers, advertising execs, photographers, and also people of color, we've experienced these diversity challenges first hand for over 10 years, which led us to create pocstock.

BTW - The POC in pocstock stands for people of color.



pocstock

Why invest in pocstock?

There are many reasons why this is right the time to invest in pocstock. The need for diversity-focused content is in growing demand, and we're building the future market leader.



What people are saying about pocstock
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1. We're gaining traction with major corporations and ad agencies

We intentionally did not take on many customers during our first year in business. We first built our bespoke tech platform, infrastructure, and built up our stock inventory to a level that would make us a viable strategic partner when we entered the market.

Well it worked! We opened publicly for business in 2021 with over 30,000 assets, and major corporations and advertising agencies have since begun to partner with us.



We also wanted to be able to provide our customers, mostly Fortune 500 companies and advertising agencies, with a holistic approach to providing them with the right diversity content to meet their needs.

Here's what we offer them:

- **Access to our stock platform** - Our customers have access to our growing library of over 100,000 curated images available via standard or custom subscription plans.

- **Ability to develop custom content -** If the images cannot be found in stock, or are so rare or specific they don't exist, we can leverage our network of contributors around the world to produce custom content.

- **Diversity consulting** - Some of our customers hire our team for strategic diversity, equity, and inclusion projects. They often times find value in our perspectives as people of color.

In most cases, major companies usually work with a limited number of approved stock media vendors. Usually, one of the market leaders such as Getty Images, Shutterstock, or Adobe Stock, and now many are choosing to add pocstock for diversity stock.

The business case is pretty clear - if you're going to buy diversity stock content and a Black-owned company exists with all things being equal in terms of cost, quality, and quantity AND we provide a flexible business model, cultural intelligence, and are exclusively focused on diversity - why would you choose anyone else?

2. Our business model is built for global scale

In 2020, we soft-launched the platform to contributors, with only 1,500 photos. Our goal was to build a globally scalable ecosystem that would position pocstock as the largest diversity-focused stock media platform in our first 5 years. We have since received over 170,000 photos, videos, and illustrations from our network of 600+ contributors (ie photographers, videographers and illustrators), and stock agencies around the world.



Over the next few years, pocstock will continue expanding our contributor network into 195 countries, and curating millions of stock media assets. We currently sell content in the US & Canada, but will also begin opening additional sales channels in major international markets including LATAM, EMEA and APAC via direct sales and distribution partnerships.

Here's how it all works:

Contributors sign up to our platform and once vetted and approved they can upload their assets for review. Our internal team curates the assets (ie picks the ones we want, rejects the ones we don't). We then sell licenses and manage the rights for companies that use these assets in their advertising and marketing materials ie commercials, display ads, website banners, news articles, etc.

Many of these types of images have not been commonly seen in the media, until now.



We pay our contributors 25% - 50% royalties for each license sold. Our pricing can range from $10/license if the asset is purchased via our small business-targeted Digital Subscriptions, or up to $250/license if purchased On-Demand.

Pricing model here, https://www.pocstock.com/pricing

3. Our leadership team has the experience to execute on our vision.

Our leadership team each has an average of 15+ years experience working at major corporations, advertising & marketing agencies, and producing media for clients around the world.





Steve Jones
Chief Executive Officer

DeSean Brown
Chief Relationships Officer

Tamara Fleming
Executive Photographer

Derrick Larane
Chief Operating Officer



Nyla Christian
VP, Strategic Partnerships

Chad Comiteau
VP, Sales

Chi Iregbulem
VP, Marketing

Nathalie Smith
VP, Sales

Kim Purcell
Director of Finance

The bottom line

With the experience of our Founders and leadership team, the passionate supporters and advisors in our network and community, major customers, and the market's increasing focus on diversity, pocstock has all the elements to become a global leader in the years ahead.

Join us on our mission, become a member of our investor community today. We chose WeFunder as the platform to build our investor community, so you can become one of the many early stage investors taking an equity stake in our success.

What you should know about our offer:

- **Pre-money valuation: $19,958,835**

- **Share price: $2.2745**

- **Securities: Preferred Stock**